Exhibit 99.96

CONSENT OF EXPERT

I, Nathan Eric Fier, CPG, P.Eng, Chief Operating Officer of SilverCrest Mines Inc., hereby consent to (a) being named, including as an expert or “qualified person,” in the Registration Statement on Form 40-F of Sandstorm Gold, Ltd. dated July 27, 2012 (the “Registration Statement”) being filed with United States Securities and Exchange Commission, which Registration Statement incorporates by reference and attaches as an exhibit the Sandstorm Gold Ltd. Annual Information Form for the year ended December 31, 2011 (the “AIF”) and (b) the inclusion in the Registration Statement of technical information relating to the Santa Elena Mine from the AIF.

Dated:	July 27, 2012

/s/ N.Eric Fier
		Name:	N.Eric Fier
		Title:	COO